 Exhibit 99.1

INDIVIOR PLC

TRANSACTIONS IN OWN SHARES

February 29, 2024

INDIVIOR PLC ("Indivior") announces that on February 28, 2024, it purchased for cancellation the following number of its ordinary shares of $0.50 each through Morgan Stanley & Co. International Plc.

Ordinary Shares

Date of purchases:	February 28, 2024
Number of ordinary shares purchased:	5,733
Highest Price per share:	1,706.00
Lowest Price per share:	1,702.00
Volume Weighted Average Price per share:	1,704.54

Indivior intends to cancel all of the purchased shares.

All repurchases by Indivior are "On Exchange" transactions (as such term is defined in the rules of the London Stock Exchange) and "on market" for the purposes of the Companies Act 2006.

Following the above transaction and cancellation of the purchased shares, Indivior has 136,490,175 ordinary shares with voting rights in issue. There are no ordinary shares held in treasury.

The above figure (136,490,175) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Indivior under the FCA's Disclosure Guidance and Transparency Rules.

Aggregated information

Trading Venue	Aggregated volume (shares)	Volume weighted average price (p)
XLON	5,733	1,704.54
Contact:
Jason Thompson
Vice President, Investor Relations
1-804-402-7123

Transaction details

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by Morgan Stanley & Co. International Plc on behalf of Indivior as part of the Share Repurchase Program is detailed below.

Time	Price (p)	Quantity	Venue	Reference
13:00:39	1,706.00	464	XLON	E0Htal0fngpz
13:00:39	1,706.00	29	XLON	E0Htal0fngq1
13:00:39	1,706.00	494	XLON	E0Htal0fngq3
13:36:58	1,706.00	524	XLON	E0Htal0foAUm
13:36:58	1,706.00	97	XLON	E0Htal0foAUr
13:36:58	1,706.00	612	XLON	E0Htal0foAUt
13:36:59	1,705.00	632	XLON	E0Htal0foAVi
13:36:59	1,705.00	514	XLON	E0Htal0foAVk
13:40:57	1,703.00	240	XLON	E0Htal0foE5V
13:40:57	1,703.00	548	XLON	E0Htal0foE5X
13:51:13	1,705.00	244	XLON	E0Htal0foNQT
13:52:07	1,705.00	250	XLON	E0Htal0foOSo
13:52:07	1,702.00	200	XLON	E0Htal0foOTG
13:52:07	1,702.00	146	XLON	E0Htal0foOTI
13:52:07	1,702.00	204	XLON	E0Htal0foOTK
13:52:07	1,702.00	6	XLON	E0Htal0foOTN
13:52:07	1,702.00	529	XLON	E0Htal0foOTR

Indivior PLC's Legal Entity Identifier code is 213800V3NCQTY7IED471.